# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HOOKIPA Pharma Inc., CIK 0001760542
CUSIP: 43906K209
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 350 Fifth Avenue, 72nd Floor, Suite 7240, New York, New York (NY), 10118
Date of event which requires filing of this statement: 02/14/2025
Amends the filing with accession number 0001144204-19-022533
Filed by CIK 0001441261
Persons authorized to receive notices and communications: Armance Bordes, 7-11, boulevard Haussmann, Paris, France (I0), 75009, 33 1 76 23 41 09; John Partigan Lloyd Spencer, Nixon Peabody LLP, 799 9 Street NW Ste 500, Washington, District Of Columbia (DC), 20001, 202-585-8000

## Reporting persons
- Sofinnova Capital VI FCPR (CIK 0001441261): type of reporting person: other (OO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 314,259; shared voting power 0; sole dispositive power 314,259; shared dispositive power 0; aggregate amount beneficially owned 314,259 (2.6% of the class)
  Comment: Note in relation to Items 7 and 8: Sofinnova Partners SAS, a French corporation ("SP SAS"), the management company of Sofinnova Capital VI FCPR ("SC VI"), may be deemed to have sole voting power, and Antoine Papiernik ("Papiernik"), Henrijette Richter ("Richter"), Maina Bhaman ("Bhaman"), Graziano Seghezzi ("Seghezzi"), Anta Gkelou ("Gkelou") and Karl Naegler ("Naegler"), the members of the investment committee of SC VI, may be deemed to have shared power to vote these shares.
  
  Note in relation to Items 9 and 10: SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Papiernik, Richter, Bhaman, Seghezzi, Gkelou and Naegler, the members of the investment committee of SC VI, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 13: Percentage of class is calculated based on 9,655,022 shares of common stock and 2,399,517 shares of Class A common stock outstanding as of November 11, 2024, as reported in HOOKIPA's Form 10-Q filed with the SEC on November 14, 2024.
- Sofinnova Partners SAS (CIK 0001574139): type of reporting person: other (OO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 314,259; shared voting power 0; sole dispositive power 314,259; shared dispositive power 0; aggregate amount beneficially owned 314,259 (2.6% of the class)
  Comment: Note in relation to Items 7 and 8: SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Papiernik, Richter, Bhaman, Seghezzi, Gkelou and Naegler, the members of the investment committee of SC VI, may be deemed to have shared power to vote these shares.
  
  Note in relation to Items 9 and 10: SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Papiernik, Richter, Bhaman, Seghezzi, Gkelou and Naegler, the members of the investment committee of SC VI, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 13: Percentage of class is calculated based on 9,655,022 shares of common stock and 2,399,517 shares of Class A common stock outstanding as of November 11, 2024, as reported in HOOKIPA's Form 10-Q filed with the SEC on November 14, 2024.
- Antoine Papiernik (CIK 0001768408): type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 314,259; shared voting power 0; sole dispositive power 314,259; shared dispositive power 0; aggregate amount beneficially owned 314,259 (2.6% of the class)
  Comment: Note to Items 7 and 8: SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Papiernik, a member of the investment committee of SC VI, may be deemed to have shared power to vote these shares.
  
  Note to Items 9 and 10: SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Papiernik, a member of the investment committee of SC VI, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 13: Percentage of class is calculated based on 9,655,022 shares of common stock and 2,399,517 shares of Class A common stock outstanding as of November 11, 2024, as reported in HOOKIPA's Form 10-Q filed with the SEC on November 14, 2024.
- Henrijette Richter: type of reporting person: individual (IN); citizenship or place of organization: Denmark (G7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 314,259; shared voting power 0; sole dispositive power 314,259; shared dispositive power 0; aggregate amount beneficially owned 314,259 (2.6% of the class)
  Comment: Note to Items 7 and 8: SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Richter, a member of the investment committee of SC VI, may be deemed to have shared power to vote these shares.
  
  Note to Items 9 and 10: SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Richter, a member of the investment committee of SC VI, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 13: Percentage of class is calculated based on 9,655,022 shares of common stock and 2,399,517 shares of Class A common stock outstanding as of November 11, 2024, as reported in HOOKIPA's Form 10-Q filed with the SEC on November 14, 2024.
- Maina Bhaman (CIK 0001901013): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 314,259; shared voting power 0; sole dispositive power 314,259; shared dispositive power 0; aggregate amount beneficially owned 314,259 (2.6% of the class)
  Comment: Note to Items 7 and 8: SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Bhaman, a member of the investment committee of SC VI, may be deemed to have shared power to vote these shares.
  
  Note to Items 9 and 10: SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Bhaman, a member of the investment committee of SC VI, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 13: Percentage of class is calculated based on 9,655,022 shares of common stock and 2,399,517 shares of Class A common stock outstanding as of November 11, 2024, as reported in HOOKIPA's Form 10-Q filed with the SEC on November 14, 2024.
- Graziano Seghezzi (CIK 0001573749): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 314,259; shared voting power 0; sole dispositive power 314,259; shared dispositive power 0; aggregate amount beneficially owned 314,259 (2.6% of the class)
  Comment: Note to Items 7 and 8: SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Seghezzi, a member of the investment committee of SC VI, may be deemed to have shared power to vote these shares.
  
  Note to Items 9 and 10: SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Seghezzi, a member of the investment committee of SC VI, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 13: Percentage of class is calculated based on 9,655,022 shares of common stock and 2,399,517 shares of Class A common stock outstanding as of November 11, 2024, as reported in HOOKIPA's Form 10-Q filed with the SEC on November 14, 2024.
- Anta Gkelou: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 314,259; shared voting power 0; sole dispositive power 314,259; shared dispositive power 0; aggregate amount beneficially owned 314,259 (2.6% of the class)
  Comment: Note to Items 7 and 8: SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Gkelou, a member of the investment committee of SC VI, may be deemed to have shared power to vote these shares.
  
  Note to Items 9 and 10: SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Gkelou, a member of the investment committee of SC VI, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 13: Percentage of class is calculated based on 9,655,022 shares of common stock and 2,399,517 shares of Class A common stock outstanding as of November 11, 2024, as reported in HOOKIPA's Form 10-Q filed with the SEC on November 14, 2024.
- Karl Naegler: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 314,259; shared voting power 0; sole dispositive power 314,259; shared dispositive power 0; aggregate amount beneficially owned 314,259 (2.6% of the class)
  Comment: Note to Items 7 and 8: SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Naegler, a member of the investment committee of SC VI, may be deemed to have shared power to vote these shares.
  
  Note to Items 9 and 10: SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Naegler, a member of the investment committee of SC VI, may be deemed to have shared power to dispose of these shares.
  
  Note in relation to Items 13: Percentage of class is calculated based on 9,655,022 shares of common stock and 2,399,517 shares of Class A common stock outstanding as of November 11, 2024, as reported in HOOKIPA's Form 10-Q filed with the SEC on November 14, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: HOOKIPA Pharma Inc.
Address of issuer's principal executive offices: 350 Fifth Avenue, 72nd Floor, Suite 7240, New York, New York (NY), 10118
Comment:
Introductory Statement:

This Amendment No. 5 (this "Amendment"), being filed by Sofinnova Capital VI FCPR ("SC VI"), Sofinnova Partners SAS, a French corporation ("SP SAS"), Antoine Papiernik ("Papiernik"), Henrijette Richter ("Richter"), Maina Bhaman ("Bhaman"), Graziano Seghezzi ("Seghezzi"), Anta Gkelou and Karl Naegler the members of the investment committee of SC VI (collectively, the "Listed Persons" and together with SC VI and SP SAS, the "Reporting Persons"), amends and supplements (i) the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 30, 2019, (ii) the Amendment No. 1 to the Schedule 13D filed with the SEC on February 2, 2021, (iii) the Amendment No. 2 to the Schedule 13D filed with the SEC on March 31, 2021, (iv) the Amendment No. 3 to the Schedule 13D filed with the SEC on April 22, 2021, and (v) the Amendment No. 4 to the Schedule 13D filed with the SEC on February 13, 2023 (collectively, the "Schedule 13D").

This Schedule 13D relates to the shares of common stock (the "Common Stock") of HOOKIPA Pharma Inc., a Delaware corporation (the "Issuer"). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D, as amended. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment is being filed to reflect a decrease in the Reporting Persons' percentage ownership of the Issuer's Common Stock, which resulted from an increase in the number of shares outstanding since the filing of Amendment No. 4 to Schedule 13D and is not due to any transactions in the shares of Common Stock by the Reporting Persons.

Percentage of class is calculated based on 9,655,022 shares of common stock and 2,399,517 shares of Class A common stock outstanding as of November 11, 2024, as reported in HOOKIPA's Form 10-Q filed with the SEC on November 14, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

See the information contained on the cover pages of this Amendment, which is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

There have been no reportable transactions with respect to the shares of Common Stock of the Issuer within the last 60 days by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The amount of outstanding shares of Common Stock was substantially increased in June 2023 when the Issuer closed a public offering of Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: EX 99.1 - Joint Filing Agreement, dated as of February 14, 2025, by and among Sofinnova Capital VI FCPR, Sofinnova Partners SAS, Antoine Papiernik, Henrijette Richter, Maina Bhaman, Graziano Seghezzi, Anta Gkelou and Karl Naegler

## Signatures
- Sofinnova Capital VI FCPR: /s/ Antoine Papiernik, Antoine Papiernik / Managing Partner (02/14/2025)
- Sofinnova Partners SAS: /s/ Antoine Papiernik, Antoine Papiernik / Managing Partner (02/14/2025)
- Antoine Papiernik: /s/ Antoine Papiernik, Antoine Papiernik (02/14/2025)
- Henrijette Richter: /s/ Henrijette Richter, Henrijette Richter (02/14/2025)
- Maina Bhaman: /s/ Maina Bhaman, Maina Bhaman (02/14/2025)
- Graziano Seghezzi: /s/ Graziano Seghezzi, Graziano Seghezzi (02/14/2025)
- Anta Gkelou: /s/ Anta Gkelou, Anta Gkelou (02/14/2025)
- Karl Naegler: /s/ Karl Naegler, Karl Naegler (02/14/2025)